Exhibit 99.2

Bayer bond issues successfully placed

Leverkusen — Bayer today successfully placed three bond issues totaling approximately EUR 3 billion. The proceeds will be used to replace a portion of the bridging facility provided by Citigroup and Credit Suisse to partially refinance the planned acquisition of Schering.

A three-year floating-rate Eurobond in the amount of EUR 1.6 billion will bear interest at 22.5 basis points over Euribor. The seven-year fixed-rate Eurobond with a volume of EUR 1.0 billion carries a 4.5 % coupon and is priced at 55 basis points (0.55%) over swaps. The 12-year fixed-rate sterling bond in the amount of GBP 250 million carries a 5.625 percent coupon and a spread of 106 basis points (1.06%) over sterling benchmark.

Since the issues met with great interest on the capital market, the transactions were completed on schedule. At the end of March the company already placed a subordinated mandatory convertible bond with a volume of EUR 2.3 billion including greenshoe, and successfully closed the syndication of a EUR 7 billion loan on May 11.

Leverkusen,	May 18, 2006
fo	(2006-277E)

Contact:

Günter Forneck, phone +49 214 30 50 446

Email: guenter.forneck.gf@bayer-ag.de

Important Information:

This announcement contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those we discussed in our  annual and interim reports to the Frankfurt Stock Exchange and in our reports filed with the SEC (including Form 20-F). The company does not assume any liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

This announcement is for general information only and does not form part of any offer to sell, or the solicitation of any offer to buy, securities. The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, the United States, Canada or Japan. This announcement is not an offer of securities for sale in the United States. The offer and sale of the securities referred to in this announcement has not been, nor will it be, registered under the United States Securities Act of 1933 and the securities referred to in this announcement may not be offered or sold in the United States absent such registration or an applicable exemption from registration. There will be no public offer of these securities in the United States.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, the United States, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.